Exhibit 97

Glen Burnie Bancorp and Subsidiary

Executive Compensation Recovery Policy

Purpose and Objectives

The Board of Directors (the “Board”) of The Bank of Glen Burnie (the Bank) and Glen Burnie Bancorp (the “Company”) believes that it is in the best interests of the Bank, the Company, and its shareholders to adopt this Executive Compensation Recovery Policy (the “Policy”), which provides for the recovery of certain incentive compensation in the event of an accounting restatement. This Policy is designed to meet the requirements of the Dodd-Frank Act, SEC Rule 10D-1, and listing standards of the NASDAQ Listing Rule 5608.

Administration

This policy may be administered by the Board, the Compensation Committee, Audit Committee, or a special committee comprised of members of the Compensation Committee and Audit Committee.

The Administrator (the Board, the Compensation Committee, Audit Committee, or a special committee comprised of members of the Compensation Committee and Audit Committee) is authorized to interpret and construe this Policy and to make all determinations necessary for the administration of this Policy. Any determinations made by the Administrator shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by the Policy. In the administration of this Policy, the Administrator is authorized and directed to consult with the full Board or such other committees of the Board, such as the Audit Committee or the Compensation Committee, as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority.

The Administrator may authorize any officer or employee of the Company to take any actions necessary to conduct the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such an officer or employee).

Definitions

As used in this Policy, the following definitions shall apply:

•

“Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

•

“Applicable Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement. The “date on which the Company is required to prepare an Accounting Restatement” is the earlier to occur of (a) the date the Administrator concludes that the Company is required to prepare an Accounting Restatement or (b) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, regardless of if or when the restated financial statements are filed.

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“Covered Executives” means the Company’s current and former executive officers, as determined by the Administrator in accordance with the definition of executive officer set forth in Rule 10D-1 and the Listing Standards.

The definition of “executive officer” includes the president/CEO, chief financial officer, any vice president in charge of a principal business unit, division, or function such as loan administration or branch administration, any other officer who performs a policy-making function. Executive officers of the issuer parent or subsidiary are deemed executive officers of the issuer if they perform such policy making functions for the issuer.

•

A “Financial Reporting Measure” is any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived from such measure. Financial Reporting Measures include but are not limited to the following: Company stock price; total shareholder return; revenues; net income; operating income; profitability of one or more reportable segments; financial ratios; earnings before interest, taxes, depreciation and amortization; funds from operations; liquidity measures; return measures (e.g., return on invested capital, return on assets); earnings measures (e.g., earnings per share); any of such financial reporting measures relative to a peer group, where the Company’s financial reporting measure is subject to an Accounting Restatement; and tax basis income. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the Securities Exchange Commission.

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“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation is “received” for purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period.

Covered Executives; Incentive-Based Compensation

This Policy applies to Incentive-Based Compensation received by a Covered Executive (a) after beginning services as a Covered Executive; (b) if that person served as a Covered Executive at any time during the performance period for such Incentive-Based Compensation; and (c) while the Company had a listed class of securities on a national securities exchange.

Recovery of compensation is not required (1) with respect to any compensation received while an individual was serving in a non-executive capacity prior to becoming an executive officer or (2) from any individual who is an executive officer on the date on which the Company is required to prepare an Accounting Restatement but who was not an executive officer at any time during the performance period for which the incentive- based compensation is received. For example, if an individual serving as an executive officer at the date that the Company is required to prepare a restatement was not an executive officer at any time during a performance period that ended during the Applicable Period, amounts of incentive compensation received by that individual for that specific performance period are not required to be recovered.

Required Recoupment of Erroneously Awarded Compensation in the Event of an Accounting Restatement

In the event the Company is required to prepare an Accounting Restatement, the Company shall promptly recoup the amount of any Erroneously Awarded Compensation received by any Covered Executive, during the Applicable Period.

Erroneously Awarded Compensation: Amount Subject to Recovery

The amount of Erroneously Awarded Compensation subject to recovery under the Policy is the amount of Incentive-Based Compensation received by the Covered Executive that exceeds the amount of Incentive- Based Compensation that would have been received by the Covered Executive had it been determined based on the restated amounts.

Erroneously Awarded Compensation shall be computed by the Administrator without regard to any taxes paid by the Covered Executive in respect of the Erroneously Awarded Compensation.

Method of Recoupment

The Administrator shall determine the timing and method for recouping Erroneously Awarded Compensation, which may include (a) seeking reimbursement of any cash or equity-based award, (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (c) cancelling or offsetting against any planned future cash or equity-based awards, (d) forfeiture of deferred compensation, and (e) any other method authorized by applicable law or contract. The Administrator may affect recovery under this Policy from any amount otherwise payable to the Covered Executive, including base salary, bonuses or commissions and compensation previously deferred.

The Administrator is authorized to recoup Erroneously Awarded Compensation unless that recovery is impracticable for the following limited reasons.

1.

The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount, the Administrator must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt to recover and provide that documentation to Nasdaq.

2.

Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount based on violation of home country law of the issuer, the Administrator must satisfy the applicable opinion and disclosure requirements of Rule 10D-1 and the Nasdaq Listing Standards; or

3.	Recovery would cause an otherwise tax-qualified retirement plan, under which benefits are available to employees of the Company, to fail to meet the requirements and regulations.

No Indemnification of Covered Executives

The Company shall not indemnify any Covered Executives against the loss of any Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executives to fund potential recovery of obligations under this Policy.

Administrator Indemnification

Any members of the Administrator, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination, or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.

Effective Date; Retroactive Application

This Policy shall be effective as of October 2, 2023, the “Effective Date”. The terms of this Policy shall apply to any Incentive-Based Compensation that is received by Covered Executives on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, granted, or paid to Covered Executives prior to the Effective Date.

Amendment; Termination

The Board may amend, modify, supplement, rescind or replace all or any portion of this Policy at any time and from time to time in its discretion, and shall amend this Policy as it deems necessary to comply with applicable law or any rules or standards adopted by a national securities exchange on which the Company’s securities are listed.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators, or other legal representatives.

Exhibit Filing Requirement

A copy of this Policy and any amendments thereto shall be posted on the Company’s website, filed as an exhibit to the Company’s annual report on Form 10-K and disclosure in the Company’s annual proxy statements.

[TO BE SIGNED BY THE BANK AND COMPANY’S EXECUTIVE OFFICERS:]

Executive Compensation Recovery Policy Acknowledgment

I, the undersigned, agree and acknowledge that I am fully bound by, and subject to, all of the terms and conditions of The Bank of Glen Burnie and Glen Burnie Bancorp’s Executive Compensation Recovery Policy (as may be amended, restated, supplemented, or otherwise modified from time to time, the “Policy”). In the event of any inconsistency between the Policy and the terms of any employment agreement to which I am a party, or the terms of any compensation plan, program, or agreement under which any compensation has been granted, awarded, earned, or paid, the terms of the Policy shall govern. In the event it is determined by the Administrator that any amounts granted, awarded, earned, or paid to me must be forfeited or reimbursed to the Company, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement. Any capitalized terms used in this Acknowledgment without definition shall have the meaning set forth in the Policy.

By:	Date:
[Name] [Title]